FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of September, 2005

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Ricoh Company, Ltd.
                                              ------------------------------
                                              (Registrant)

                                              By:  /S/  Zenji Miura
                                              ------------------------------
                                              Zenji Miura
                                              Director,
                                              Corporate Executive Vice President
                                              and Chief Financial Officer

September 12, 2005


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                                                              September 12, 2005

                                                     Ricoh Company, Ltd.
                                                     15-5, Minami Aoyama 1-chome
                                                     Minato-ku, Tokyo 107-8544
                                                     Japan



                    Notice Regarding the Repurchase of Shares



We hereby inform you that Ricoh Company .,Ltd. (RICOH) had resolved at its Board of Directors meeting held on September 12th, 2005 to purchase its shares from its subsidiaries pursuant to the provisions of Article 211-3 of the Commercial Code, the purchase plan Ricoh will execute is as follows;

(1) Type of shares to be purchased      : Shares of common stock of RICOH
(2) Aggregate shares to be purchased    : 663,000 shares
(3) Aggregate purchase price            : JPY1,167 ,000
(4) Date of purchase                    : October 7, 2005(planed)
(5) Method of repurchase                : negotiated trade
(6) Name of subsidiaries                : 31subsidiaries
(RICOH SALES Company., Ltd
NBS RICOH Company., Ltd.
RICOH TECHNOSYSTEMS Company., Ltd.
And other 28 subsidiaries)

The above refers to the repurchase of shares of common stock allocated to the subsidiaries that owned Ricoh Logistics System Company .,Ltd. this action follows as a result of Ricoh Co.,Ltd. making Ricoh Logistics System. a wholly owned subsidiary through share exchange on September 1st.2005.